Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Lin

Eric Envall

Robert Klein

Hugh West

Division of Corporate Finance

Office of Finance

Re:	Tango Holdings, Inc.

Registration Statement on Form S-4

Filed May 7, 2021

File No. 333-255858

Ladies and Gentlemen:

On behalf of Tango Holdings, Inc. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 3, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4

The Mergers

AGM Unaudited Financial Projections, page 158

1.

We note the statement at the bottom of page 160 that “AGM’s stockholders are cautioned not to place undue, if any, reliance on the AGM Supplied Financial Projections.” Please delete the words “if any.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 162 of Amendment No. 1.

Board of Directors and Management After the Mergers, page 175

2.	We note your disclosure that James Belardi will become a director of HoldCo upon closing of the mergers. Please file the written consent of Mr. Belardi as required by Securities Act Rule 438.

The Company acknowledges the Staff’s comment and the Consent of Mr. Belardi has been filed with Amendment No. 1 as Exhibit 99.5.

Material Tax Consequences of the Mergers

U.S. Federal Income Tax Consequences of the Mergers Generally, page 324

3.

We note your disclosure that the tax opinions you describe in this section will be given prior to closing. We also note that your exhibit index does not provide for any tax opinions. Please confirm that you will file the required opinions regarding tax matters or tell us why you believe such opinions are not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and has added the forms of opinions regarding tax matters to the exhibit index and has filed the forms of the opinions with this Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

8. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(N) Adjustments to recalculate the Pro Forma Earnings Per Share, page 359

4.

We note your presentation and computation of pro forma earnings per share. Please revise your disclosures to provide greater clarity into the pro forma adjustments made to the historical shares outstanding in order to recompute the 568.3 million pro forma Class A Common Stock shares outstanding, basic and diluted. To the extent that incremental or share adjustments relate to different steps (e.g., AOG conversion, Transaction Accounting, etc.), disaggregate to show the impact to the denominator associated with each step.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 374 of Amendment No. 1.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3919.

Very truly yours,

/s/ Catherine L. Goodall
Catherine L. Goodall

cc:	Securities and Exchange Commission

David Lin

Eric Envall

Robert Klein

Hugh West

Tango Holdings, Inc.

John J. Suydam

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Christodoulos Kaoutzanis, Esq.

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